AUTHORIZATION

The undersigned, John W. Puth, authorizes and designates the following persons to execute and/or file all Forms 4 and 5, required due to the undersigned's affiliation with L.B. Foster Company (the "Company"), with the Securities and Exchange Commission:

David L. Voltz

or

Linda Moore

This authorization shall remain in effect for each of said persons until the earlier of (i) the person ceases to be an employee of the Company or (ii) the undersigned revokes said authority in a writing addressed to the Secretary of the Company.

Executed this 13th day of
May , 2003

/s/ John W. Puth
John W. Puth